14005219

PE 12/30/2013

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 22 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-22-14

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: General Dynamics Corporation
Incoming letter dated December 30, 2013

Dear Mr. Dye:

This is in response to your letter dated December 30, 2013 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 30, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that General Dynamics may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. We are also unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that General Dynamics may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
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www.hoganlovells.com

Rule 14a-8(i)(3)

December 30, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2014 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2014 proxy materials with the Commission on or about March 21, 2014.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As noted in SLB No. 14B, Rule 14a-8(i)(3) encompasses the supporting statement as well as the proposal as a whole.

A. The supporting statement contains unsubstantiated and misleading references to nonpublic materials that the Proponent has not made available to the Company

The staff has repeatedly taken the position that statements included in a disclosure document that are attributed to a third party or external source may render the disclosure false and misleading in violation of Rule 14a-9 if the statements are mischaracterized or taken out of context. Thus, where a company's proxy statement includes statements attributed to a third party report or other source, the staff has requested copies of the external source materials to ensure that the statements do not violate Rule 14a-9. In an August 2, 2011 comment letter to Forest Laboratories, Inc., for example, the staff requested that the company provide copies of external documents, including a research report, which the company had referenced as the basis of support for statements made in the company's proxy materials. The staff in that instance stated, "where the basis of support [for statements made in proxy soliciting materials] are other documents...to which you cite.., provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely." *See also H.J. Heinz Co.* (Jan. 17, 2007) (staff stated that "when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that...you properly quote and describe the context in which the disclosure has been made so that its meanings is clear. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears.").

Similarly, the staff has stated that references in a shareholder proposal to external sources may violate the Commission's proxy rules and therefore may support exclusion pursuant to Rule 14a-8(i)(3). In *Staff Legal Bulletin* No. 14 (July 12, 2001) ("SLB No. 14"), for example, the staff explained that a proposal's reference to a website may render the proposal false and misleading if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Moreover, in *Staff Legal Bulletin No. 14G* (Oct. 16, 2012) ("SLB No. 14G"), the staff stated that references in a shareholder proposal to a non-operational website are excludable under Rule 14a-8(i)(3), because "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded." SLB No. 14G further explained that a reference to an external source that is not publicly available may not be excluded "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (*Mar.* 7, 2012) (staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (Mar. 7, 2012) (same); and *The Western Union Co.* (Mar. 7, 2012) (same).

In the present case, certain portions of the Proposal's supporting statement purport to summarize statements reported by GMI Ratings, an independent investment research firm.

However, the GMI Ratings information may be contained in a GMI Ratings report or through the GMI Ratings subscriber website, neither of which are publicly available.[1] The Company is not a subscriber to GMI Ratings. The Proponent has not provided the Company with a copy of the documents that support the statements in the Proposal attributed to GMI Ratings. Moreover, while GMI Ratings will provide "summary" copies of certain of its research reports once every twelve months to companies that are not subscribers, these courtesy copies are simply summaries of the more extensive research and analysis that is available only to paid subscribers. As a result, the Company is unable to verify whether the references in the supporting statement to GMI Ratings are supported by the source documents and are not being presented in the supporting statement in a false and misleading manner. In addition, GMI Ratings has confirmed that the reports and analyses available to paid subscribers are dynamic and are updated as often as weekly, meaning the Company will also be unable to determine whether the statements in the Proposal attributed to GMI Ratings will be out of date or superseded by updated information when the 2014 proxy materials are distributed.

Further, certain statements in the supporting statement are explicitly attributed to GMI Ratings while other statements are presented in a way that indicates that they may be attributable to GMI Ratings. For instance, the first sentence of the Proposal's fourth paragraph expressly attributes to GMI Ratings a rating of the Company's executive pay. Similarly, the second sentence of the Proposal's fifth paragraph is expressly attributed to GMI Ratings. The statements in the remainder of those paragraphs are not expressly attributed to GMI Ratings, but a reader could easily infer that all of the statements in those paragraphs are derived from the GMI Ratings source documents. In addition to the confusion this causes, the Company has no ability to verify whether those statements, if attributed to GMI Ratings, are supported by the underlying source documents.

Because the Proponent failed to provide the Company with a copy of the GMI Ratings source materials to which the that the Proposal attributed numerous statements, the Company has no way of verifying whether those statements are mischaracterized or are taken out of context, or whether the GMI Rating reports have been subsequently updated or are out of date. Therefore, as indicated by SLB No. 14G, and consistent with the staff's positions in the comment letters to Forest Laboratories and H.J. Heinz Co., the Proposal violates Rule 14a-9 and therefore may be

---

[1]The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics and various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. None of these reports is available to the companies that GMI Ratings reports on without a paid subscription. Instead, upon request, GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG and AGR" report once every twelve months.

excluded pursuant to Rule 14a-8(i)(3). In the alternative, if the staff does not concur that the Proposal may be excluded in its entirety, we believe that the Proponent must revise the Proposal to delete the paragraphs that refer to or appear to be attributable to GMI Ratings.

B. The Proposal is subject to multiple interpretations

The staff has also said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). In *Fuqua Industries*, the staff permitted exclusion of a proposal where the "meaning and application of terms and conditions...in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations". *See also The Home Depot, Inc.* (Mar. 28, 2013) (permitting exclusion of a proposal to "strengthen our weak shareholder right to act by written consent" as vague and indefinite); *RR Donnelly & Sons Company* (Mar. 1, 2012) (permitting exclusion of a proposal seeking to allow special shareholder meetings to be called by shareholders holding "not less than one-tenth" of the voting power, or "the lowest percentage" of common stock permitted by state law as vague and indefinite because the proposal presented two alternative interpretations); and *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations).

Similar to the examples cited above, the Proposal is vague and indefinite because it is subject to multiple interpretations. The resolution included in the Proposal appears to request a policy that the board chairman be independent. However, other portions of the Proposal appear to request a policy that the roles of CEO and board chair be separated. The Proposal is titled "Independent Board Chairman," and the Proposal's resolution purports to request a policy that the board chair be "an independent member of our Board." In addition, the supporting statement contains numerous references to an independent chair. The supporting statement also, however, includes references to the separation of the roles of CEO and board chair. The very first sentence of the supporting statement immediately introduces the topic of having a separate board chair and CEO: "when our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance." The Proposal's supporting statement continues its focus on the role of the CEO by making numerous references to CEO compensation: "our company could give long-term incentive pay to our CEO for below-median performance;" "excessive CEO perks;" "unvested equity pay would not lapse upon CEO employment termination;" and "no clawback policy to recoup unearned executive pay based on fraud or error."

Shareholders may interpret the Proposal as requesting an independent chairman or instead separation of the roles of CEO and board chair. While it is true that a company with an independent board chair would necessarily also separate the roles of CEO and board chair, the converse is not necessarily true. When the board chair and CEO roles are separated, that does not mean that the board chair is necessarily independent. Indeed, a recent survey of S&P 500 board practices showed that while 45% of surveyed companies have a separate board chair and CEO, only 25% of those companies have an independent board chair. *See Spencer Stuart U.S. Board Index 2013.* This is also a real concern for the Company. There have been times in the Company's history, as recently as 2010, where the board chair was not the same person as the CEO. However, in that instance, the board chair was also not an independent director. Given the two alternative interpretations the Proposal presents, shareholders would be uncertain whether they are voting on an independent board chair proposal or on a proposal to separate the board chair and CEO roles. Further, if the Proposal were adopted, the Company would face similar uncertainty in assessing what actions implementation of the Proposal would require. As a result, the actions taken by the Company in implementing the Proposal could differ from what shareholders had in mind when they voted on the Proposal.

As a result of these alternative and potentially distinct interpretations, the Proposal fails to inform the Company as to what actions would be needed to implement the Proposal, and any action taken by the Company could be significantly different from what shareholders envisioned when voting on the Proposal. Because neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from the Company's 2014 proxy materials pursuant to Rule 14a-8(i)(3).

C. Revision is permitted only in limited circumstances

While the staff sometimes permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *SLB No. 14B.* As the staff noted in SLB No. 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also Staff Legal Bulletin No. 14* (Jul. 13, 2001) ("SLB No. 14"). As evidenced by the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2014 proxy materials pursuant to Rule 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to call me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alan.dye@hoganlovells.com.

Sincerely,

Alan L. Dye

Enclosures

cc: Gregory S. Gallopoulos (General Dynamics Corporation)
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Phebe Novakovic
Chairman of the Board
General Dynamics Corporation (GD)
2941 Fairview Park Drive, Suite 100
Falls Church VA 22042
Phone: 703 876-3000
Fax: 703 876-3125

Dear Ms. Novakovic,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden ***FISMA & OMB Memorandum M-07-16***

October 14, 2013
Date

cc: Greg Gallopoulos
Corporate Secretary
FX: 703-876-3554
FX: 703-876-3125
L. Neal Wheeler <nwheeler@generaldynamics.com>
Assistant General Counsel
Julie Aslaksen <jaslakse@generaldynamics.com>

[GD: Rule 14a-8 Proposal, October 14, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Plus James Crown, our Lead Director, received our highest negative vote.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our executive pay D – $34 Million for Jay Johnson, our CEO in 2012 and there was a potential 12% stock dilution for shareholders. There was a whopping 43% vote against our executive pay in 2013. There were excessive CEO perks and our company could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO employment termination. There was no clawback policy to recoup unearned executive pay based on fraud or error. Our company had not incorporated links to environmental or social performance in its incentive pay policies.

Three directors had excess tenure of 16 to 26 year each which was a negative factor in judging their independence: Paul Kaminski, Nicholas Chabraja and James Crown (Lead Director). GMI said there was not one non-executive director who had general expertise in risk management. General Dynamics had higher accounting and governance risk than 94% of companies and had a higher shareholder class action litigation risk than 85% of all rated companies in this region. There were also related party transactions. Our company had a unilateral right to amend the by-laws without shareholder approval. Our company had not identified specific environmental impact reduction targets and was not a UN Global Compact signatory.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity Investments

Post-it® Fax Note 7671	Date 10-17-13	# of pages ▶
To Julie Asleksen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 703-876-3554	Fax #	

October 17, 2013

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 33 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII), no fewer than 200 shares of Goodyear Tire and Rubber Company (CUSIP: 382550101, trading symbol: GT), no fewer than 100 shares of Edison International (CUSIP: 281020107, trading symbol: EIX), no fewer than 25 shares of International Business Machines Corporation (CUSIP: 459200101, trading symbol: IBM) and no fewer than 100 shares of General Dynamics Corporation (CUSIP: 369550108, trading symbol: GD) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W669380-16OCT13